Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2	Date of Material Change

February 1, 2022.

Item 3	News Release

The press release attached as Schedule “A” was released on February 1, 2022 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Executive Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

February 1, 2022.

Schedule “A”

Bitfarms Provides January 2022 Production and

Mining Operations Update

-	Paraguay Farm Commences Production

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (February 1, 2022) - Bitfarms Ltd. (NASDAQ: BITF // TSXV: BITF), a global Bitcoin self-mining company, provided a Bitcoin (BTC) production and mining operations update for January 2022. The commencement of operations in January at its 10-megawatt (MW) farm in Paraguay increased total farms in production from six to seven and total capacity to 116 MW.

“As we execute on our growth strategy of expanding into new geographies and leveraging our presence in these regions, Paraguay is of particular strategic importance,” said Emiliano Grodzki, CEO of Bitfarms. “Bringing our Paraguay farm online marks the start of our commercial operations in South America. The first of our two South American development projects, bringing the Paraguay farm online furthers our goals of achieving 3 exahash per second (EH/s) by the end of the first quarter of 2022 and 8 EH/s by the end of 2022.

“Furthermore, I’m pleased to report that January 2022 production of 301 BTC represents an increase of 51% from January 2021,” continued Grodzki. “This strong year-over-year increase validates our growth model.”

“As part of our economic and ESG strategies, Bitfarms utilizes excess electricity generation and has been for several years party to energy curtailment programs at some of our farms in Québec,” said Geoff Morphy, President and COO of Bitfarms. “As the province of Québec is powered almost entirely with renewable hydropower, during the period from December through March when Québec is affected by colder weather, the electricity that would otherwise be in excess of community requirements throughout the rest of the year is sometimes needed to heat and power local homes and businesses. As a result, during these extremely cold periods, Hydro-Québec and municipal utilities will occasionally invoke the energy curtailment programs. The energy curtailment programs are impacting production similar to prior winter periods as a normal part of our operations. January is typically the most affected month, with seasonality moderating throughout February and March and limiting the impact on our overall mining operations to the most severe winter months.”

Facilitated by these programs, Bitfarms helps to stabilize the power grid, provide reliable electricity service to all Québecois, reduce wasted electricity and increase profits for Hydro Québec and municipal utilities which are reinvested in the communities where Bitfarms operates. The success of these programs over the last several years resulted in their provincewide adoption in 2022.

Mining Production

•	2.3 EH/s achieved effective January 23, 2022, up 100 petahash per second from December 2021.

•	301 new BTC mined during January 2022, up 51% from January 2021.

•	9.5+ BTC mined daily on average in January, equivalent to about US$365,900 per day and approximately US$11.4 million for the month based on a BTC price of US$38,000 on January 31, 2022.

•	299 BTC from mining in January deposited into custody.

•	4,600 BTC in custody at January 31, 2022, inclusive of 1,000 BTC purchased during the month, representing a total value of approximately US$175 million based on a BTC price of US$38,000.

January 2022 Mining Operations

•	Increased operating capacity 9% from 106 MW to 116 MW of hydropower.

•	Initiated production at the Paraguay farm, increasing farms in production to seven.

•	Ended January with 288 MW in contracted capacity and three farms under development.

•	Continued progress in building The Bunker and Leger farms in Sherbrooke, with expected miner deliveries on track for deployment at The Bunker in the first quarter of 2022.

•	Received and installed approximately 1,840 new miners. The Chinese New Year, which runs from January 31, 2022 through February 15, 2022, is expected to slow miner production and deliveries; thus, most of the February deliveries are expected to occur in the latter half of the month.

•	Ended the month with 47,360 contractually secured miners for scheduled deliveries throughout 2022.

Bitfarms’ BTC 2022 Monthly Production

Month	BTC
January	301

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and

Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec, one in Washington state, and one in Paraguay. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The information in this release regarding expectations in respect to the benefits of acquiring and holding Bitcoin, the Company’s future rate of Bitcoin production including the impact of energy curtailment programs in the Province of Québec, its future accumulation of Bitcoin, its expansion plans, and about other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and Bitcoin prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the inability to predict winter weather conditions in the Province of Quebec and the imposition of energy curtailment programs by Hydro Québec; the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year ended December 31, 2020, filed on April 7, 2021. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable securities laws.

Contacts

Investor Relations: LHA Investor Relations

David Barnard

+1 415-433-3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com